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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
                                 Amendment No. 2
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         Gundle/SLT Environmental, Inc.
                              (Name of the Issuer)

                         Gundle/SLT Environmental, Inc.
                               GEO Holdings Corp.
                                  GEO Sub Corp.
                          Code Hennessy & Simmons IV LP
                              CHS Management IV LP
                           Code Hennessy & Simmons LLC
                                 Samir T. Badawi
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    402809107
                      (CUSIP Number of Class of Securities)

                                 Samir T. Badawi
                      President and Chief Executive Officer
                         Gundle/SLT Environmental, Inc.
                                19103 Gundle Road
                              Houston, Texas 77073
                                 (281) 443-8564

                               Daniel J. Hennessy
                               GEO Holdings Corp.
                                  GEO Sub Corp.
                          Code Hennessy & Simmons IV LP
                              CHS Management IV LP
                           Code Hennessy & Simmons LLC
                        10 South Wacker Drive, Suite 3175
                                Chicago, IL 60606
      (Name, Address and Telephone Numbers of Person Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:
                                 Kathy L. Tedore
                             Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                            Houston, Texas 77002-2764
                                 (713) 226-0659

                             Kevin R. Evanich, P.C.
                              Kirkland & Ellis LLP
                             200 East Randolph Drive
                                Chicago, IL 60601
                                 (312) 861-2000

This statement is filed in connection with (check the appropriate box):

      a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101 ) or Rule 13e-3(c) (Section 240.13e-3(c) ) under the Securities Exchange Act of 1934 ("the Act").

      b. [ ] The filing of a registration statement under the Securities Act of 1933.

      c. [ ] A tender offer.

      d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction valuation*                   Amount of filing fee
--------------------------------------------------------------------------------
              $234 million                               $18,929
--------------------------------------------------------------------------------
*The underlying value of the transaction is $234 million, which is determined by adding (i) $213.6 million, payable to owners of Common Stock, and (ii) $20.4 million, payable to holders of options to purchase shares of Common Stock. The filing fee equals the product of 0.00008090 multiplied by the underlying value of the transaction.
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[X] Check the box if any part of the fee is offset as provided by Section
240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $18,929

Form or Registration No.:     Preliminary Proxy Statement on Schedule 14A

Filing Party:                 Gundle/SLT Environmental, Inc.

Date Filed:                   January 27, 2004


      Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved this transaction, (ii) passed on the merits or fairness of this transaction, or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.
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                                  INTRODUCTION

      This Amendment No. 2 (this "FINAL AMENDMENT") to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "SCHEDULE 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") by Gundle/SLT Environmental, Inc., GEO Holdings Corp., GEO Sub Corp., Code Hennessy & Simmons IV LP ("CHS IV"), CHS Management IV LP, Code, Hennessy & Simmons LLC and Samir T. Badawi, in his individual capacity. This Schedule 13E-3 relates to a Plan and Agreement of Merger dated as of December 31, 2003 (the "MERGER AGREEMENT"), by and among GEO Holdings Corp., a Delaware corporation ("GEO HOLDINGS"), GEO Sub Corp., a Delaware corporation and a wholly-owned subsidiary of GEO Holdings ("MERGER SUB"), and Gundle/SLT Environmental, Inc., a Delaware corporation, ("GSE").

      The purpose of this Final Amendment to the Schedule 13E-3 is to report the results of the 13e-3 transaction pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT").

      At a special meeting of the stockholders of GSE held on May 11, 2004 (the "SPECIAL MEETING"), at which a quorum was present, the Merger Agreement was approved and adopted by the holders of a majority of the outstanding shares of common stock, par value $0.01 per share, of GSE (the "COMMON STOCK") entitled to vote at the Special Meeting.

      The merger of Merger Sub, a newly formed entity indirectly controlled by CHS IV, with and into GSE became effective on May 18, 2004 upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into GSE, with GSE as the surviving company, and each outstanding share of Common Stock was converted into cash at the rate of $18.50 per share. In addition, certain GSE executives entered into new employment contracts with GSE and a portion of their outstanding options to acquire Common Stock were converted into options to purchase shares of GEO Holdings estimated to represent approximately 10% of GEO Holdings' post-merger fully diluted shares. All other outstanding options to purchase Common Stock were converted in the merger into cash in an amount equal to the per share "in the money" value of each option.

      The New York Stock Exchange delisted the Common Stock from the New York Stock Exchange on June 2, 2004. On June 2, 2004, GSE filed a Form 15 with the SEC terminating the registration of the Common Stock under the Exchange Act.
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ITEM 16. EXHIBITS.

        REGULATION M-A
        ITEM 1016

(a)(1)  Letter to Stockholders.(1)

(a)(2)  Notice of Special Meeting of Stockholders.(1)

(a)(3) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2004 and incorporated herein by reference.

(b) Bank and Bridge Facilities Commitment Letter by and among UBS Loan Finance LLC, UBS Securities LLC and GEO Holdings Corp. dated December 31, 2003.(2)

(c) Fairness Opinion of Harris Williams Advisors, Inc., dated as of December 30, 2003.(2)

(d)(1) Plan and Agreement of Merger of Geo Sub Corp. and Gundle/SLT Environmental, Inc., dated as of December 31, 2003.(1)

(d)(2) Voting Agreement by and between Wembley Ltd. and GEO Holdings Corp., dated as of December 31, 2003.(1)

(f)     Section 262 of the Delaware General Corporation Law.(1)



-----------------
(1) Previously filed as an exhibit to the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 9, 2004.

(2) Previously filed as an exhibit to the original Schedule 13E-3 filed with the SEC on March 10, 2004.
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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2004

                                    GUNDLE/SLT ENVIRONMENTAL, INC.

                                    By: /s/ SAMIR T. BADAWI
                                       ---------------------------------------
                                         Samir T. Badawi,
                                         President and Chief Executive Officer


                                    GEO HOLDINGS CORP.

                                    By: /s/ DANIEL J. HENNESSY
                                       ---------------------------------------
                                         Daniel J. Hennessy,
                                         President

                                    GEO SUB CORP.

                                    By: /s/ DANIEL J. HENNESSY
                                       ---------------------------------------
                                         Daniel J. Hennessy,
                                         President

                                    CODE HENNESSY & Simmons IV LP

                                    By:  CHS Management IV LP
                                    Its: General Partner

                                    By:  Code Hennessy & Simmons LLC
                                    Its: General Partner

                                    By: /s/ DANIEL J. HENNESSY
                                       ---------------------------------------
                                         Daniel J. Hennessy,
                                         Partner

                                    CHS MANAGEMENT IV LP

                                    By:  Code Hennessy & Simmons LLC
                                    Its: General Partner

                                    By: /s/ DANIEL J. HENNESSY
                                       ---------------------------------------
                                         Daniel J. Hennessy,
                                         Partner
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                                    CODE HENNESSY & Simmons LLC

                                    By:  /s/ DANIEL J. HENNESSY
                                       ---------------------------------------
                                         Daniel J. Hennessy,
                                         Partner

                                    SAMIR T. BADAWI

                                         /s/ SAMIR T. BADAWI
                                    ------------------------------------------
                                         Samir T. Badawi, in his individual
                                         capacity